Brian M. Brown

(804) 343-5023

bbrown@woodsrogers.com

April 21, 2006

Via EDGAR, Overnight Mail and Facsimile

Ms. Nili Shah, Accounting Branch Chief

Ms. Tracey McKoy, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation
Form 10-K for the Fiscal Year Ended October 31, 2005
Form 10-Q for the Fiscal Quarter Ended January 31, 2006
File No. 0-27022

Dear Ms. Shah and Ms. McKoy:

On behalf of our client Optical Cable Corporation, (“Optical Cable” or the “Company”), we are providing responses to the Staff’s letter of comments, dated April 7, 2006 (the “Staff Letter”), with respect to Optical Cable’s Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the fiscal quarter ended January 31, 2006. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on April 24, 2006.

Set forth below are Optical Cable’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or Form 10-Q, unless the context indicates otherwise.

SEC COMMENT:

Form 10-K for the Fiscal Year Ended October 31, 2005

Note Receivable, page 25

1.	We note your loan to a connector company (the “Borrower”), your warrants to purchase a 55% equity interest in the Borrower, your right to purchase all other outstanding equity of the Borrower, and your sales of fiber optic cables to the Borrower. Given these factors,

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804 343-5020 / Fax 804 343-5021

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April 21, 2006

please tell us whether you determined the Borrower to be a variable interest entity (VIE) pursuant to paragraph 5 of FIN 46(R), and the basis for your conclusion. As part of your response, please tell us the capital structure of the Borrower and your evaluation as to whether the interests listed above represent variable interests.

If you determined that the Borrower is a VIE, but concluded consolidation was not appropriate, please tell us the factors that support your conclusion consistent with paragraphs 14 and 15 of FIN 46(R).

Furthermore, please tell us what consideration you gave to SFAS 133 in accounting for the warrants issued from the Borrower.

THE COMPANY’S RESPONSE:

Optical Cable considered paragraph 5 of FIN 46(R) and concluded that the Borrower is a VIE since the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders of the Borrower. The equity investment made by the shareholders of the Borrower (“equity investment at risk”) is not considered sufficient to permit the entity to finance its activities without additional financial support. For purposes of this analysis, Optical Cable considered “additional subordinated financial support” to include both debt (including unsubordinated debt) and equity.

The capital structure of the Borrower is such that 72.41% of the Borrower’s equity is owned by one founder of the Borrower and 27.59% is owned by a second founder of the Borrower.

Concluding the Borrower is a VIE, Optical Cable performed an analysis to determine whether or not it would be necessary for the Company to consolidate the Borrower. FIN 46(R) paragraph 14 states in full that:

“An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entities expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

April 21, 2006

Further, FIN 46(R) paragraph 15 states in part that:

“The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity.”

Optical Cable is a fully secured, first priority lender to the Borrower, and in connection therewith, Optical Cable holds a warrant, that it may or may not choose to exercise, that represents the equivalent to 55%1 ownership of the Borrower. If the warrant is exercised, the Company would be the beneficiary of the majority of the Borrower’s expected residual returns. However, since Optical Cable has the option, but not the obligation, to acquire an equity interest in the Borrower, Optical Cable would not necessarily absorb a majority of the Borrower’s expected losses. Therefore, Optical Cable performed an analysis to determine who would absorb the majority of the Borrower’s expected losses. The analysis supported the fact that the founder of the Borrower owning 72.41% of the Borrower’s equity would absorb the majority of the Borrower’s expected losses and would therefore be the primary beneficiary, not Optical Cable. Optical Cable performed this analysis as of both the last day of the Company’s fiscal year, October 31, 2005, and as of the date of the last advance to the Borrower by Optical Cable during the fiscal year (arguably the last “redesign” date prior to the Company’s fiscal year end) and in all instances the Company was not determined to be the primary beneficiary.

Therefore, consistent with FIN 46(R), paragraph 14, Optical Cable concluded that it would properly not consolidate the Borrower.

Optical Cable determined that Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was not applicable to either the warrant or subsequent purchase rights, as Optical Cable is under no obligation to exercise either the warrant or subsequent purchase rights and there are no underlying or notional amounts which require a payment provision.

Although Optical Cable believes, based on the current authoritative literature in effect as of the reporting date and based on consultations with its financial and legal advisors, the Borrower is a VIE, even if the Borrower were deemed not to be a VIE, Optical Cable does not believe that the disclosure as included in its Form 10-K for the fiscal year ended October 31, 2005 would be different.

Note that the Company performed similar analyses in connection with the preparation of its Form 10-Q for the quarterly period ended January 31, 2006, and reached the same conclusions.

[1]	Effective January 31, 2006, the Company’s right to acquire ownership of the Borrower increased from 55% to 56%. This change was considered by the Company in its analysis at the end of its first fiscal quarter on January 31, 2006.

April 21, 2006

SEC COMMENT:

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

General

2.	We note from your Form 8-K filed on February 22, 2006 that your senior vice president of marketing and sales was terminated effective February 14, 2006. Pursuant to the terms of the employment and separation agreement, you are required to make certain payments totaling $245,022. It is unclear from reading your filing whether you recognized the expense during the quarter. Please tell us the timing and amount of the expense you recognized, as well as your consideration of paragraph 6 of SFAS 112 in accounting for these postemployment benefits.

THE COMPANY’S RESPONSE:

Under the subheading of “Selling, General and Administrative Expenses” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Optical Cable’s Form 10-Q for the three months ended January 31, 2006, Optical Cable indicated that “during February 2006 we have made certain changes in our sales organization that will result in severance expenses which will negatively impact SG&A expenses during the second quarter of 2006. The expected costs associated with these changes are approximately $285,000 before tax effects.” The expenses associated with the departure of Optical Cable’s senior vice president of marketing and sales, totaling approximately $245,000, are included in the amount described in that discussion and will properly be recognized as expense in the second quarter of 2006.

Paragraph 6 of SFAS 112 indicates that accrual of a liability for employees’ compensation for future absences should be accrued if all of certain stated conditions are met, including a requirement that payment of the compensation is probable. As of January 31, 2006, payment of the compensation associated with Optical Cable’s former senior vice president of marketing and sales was not considered probable. The liability was not incurred until February 3, 2006 when a meeting occurred between the CEO of the Company and the former senior vice president of marketing and sales. At that meeting, the CEO terminated the former senior vice president’s employment. The CEO and the former senior vice president agreed on an effective date of the termination to provide for a transition period. The effective date of the senior vice president’s departure from the Company, as indicated in the Form 8-K filed by the Company on February 22, 2006, was February 14, 2006.

***

April 21, 2006

Furthermore, Optical Cable acknowledges the following:

•	Optical Cable is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Optical Cable may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of Optical Cable’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

Brian Michael Brown

WOODS ROGERS PLC

cc:	Neil D. Wilkin, Jr., Chairman, President & CEO

Tracy G. Smith, Vice President and Chief Financial Officer

Nick Conte, Woods Rogers PLC

T. Douglas McQuade, KPMG LLP